UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS” (Registrant)

Date: February 3, 2004	By:	/s/ Alexander V. Izosimov

	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM WINS PRESTIGIOUS BEST CORPORATE GOVERNANCE AWARD

Moscow and New York (February 3, 2004) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) is pleased to announce that it was named the winner of the Best Corporate Governance Award at the 1st Annual IR Magazine Russia Conference and Awards 2004 held on January 29th in Moscow, Russia.

The IR Magazine awards are recognized worldwide as among the most accurate and reliable measures of excellence and accomplishment in the fields of investor relations and corporate governance. In addition to the best corporate governance prize, VimpelCom was also named winner for Best Investment Community Meetings and Roadshows and was awarded the Grand Prix for Best Overall Investor Relations -Large Cap. The awards were based on the results of a poll held among more than 60 fund managers and analysts who invest in / cover Russian companies.

“It was a great honor for us to win these prestigious awards from a well-respected publication such as IR Magazine,” said Alexander Izosimov, Chief Executive Officer of VimpelCom. “We pride ourselves on the open and transparent manner in which our company operates and are grateful to see that the efforts we have undertaken at VimpelCom to protect the rights and interests of our valued shareholders and customers are being recognized by the international financial community.”

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com